Exhibit 99.3

Points International Ltd.

Unaudited Interim Consolidated Financial Statements

March 31, 2010

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

AS AT	NOTE	March 31, 2010	December 31, 2009

ASSETS
Current Assets
Cash and cash equivalents	6	$27,857	$26,414
Restricted cash		2,223	802
Funds receivable from payment processors		5,340	5,855
Security deposits		2,616	2,463
Accounts receivable		1,481	1,907
Future income tax assets		1,193	945
Current portion of deferred costs		151	139
Prepaid and sundry assets		1,220	759
		42,081	39,284
Property and equipment		587	607
Intangible assets		2,461	2,014
Goodwill		4,205	4,205
Deferred costs		81	82
Other assets		924	951
		8,258	7,859
		$50,339	$47,143

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$2,059	$3,087
Current portion of deferred revenue		813	609
Payable to loyalty program partners		33,344	30,215
		36,216	33,911
Deferred revenue		377	301
		36,593	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss		(2,356)	(2,566)
Accumulated deficit		(49,003)	(49,463)
		(51,359)	(52,029)
Capital stock		56,662	56,662
Contributed surplus	5	8,443	8,298
		13,746	12,931
		$50,339	$47,143

See Accompanying Notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	NOTE	2010	2009
REVENUE
Principal		$21,837	$19,360
Other partner revenue		1,664	1,751
Interest	6	1	35
		23,502	21,146
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue		18,704	16,941
Processing fees and related charges		583	586
Employment costs		2,664	2,771
Marketing & communications		262	466
Technology services		211	207
Amortization		135	173
Foreign exchange (gain) loss		(22)	192
Operating expenses		832	755
		23,369	22,091
OPERATING INCOME (LOSS) - before undernoted		133	(945)
Interest and other charges		15	13
INCOME (LOSS) BEFORE INCOME TAXES		118	(958)
Future income taxes (recovery) expense		(342)	141
NET INCOME (LOSS)		$460	$(1,099)
OTHER COMPREHENSIVE INCOME:
Gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $102	8	228	-
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxes expense of $8	8	(18)	-
OTHER COMPREHENSIVE INCOME		210	-
COMPREHENSIVE INCOME (LOSS)		$670	$(1,099)
Basic and diluted earnings (loss) per share	1	$0.00	$(0.01)

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	2010	2009
ACCUMULATED DEFICIT - Beginning of period	$(49,463)	$(49,527)
NET INCOME (LOSS)	460	(1,099)
ACCUMULATED DEFICIT - End of period	$(49,003)	$(50,626)

ACCUMULATED OTHER COMPREHENSIVE LOSS - Beginning of period	$(2,566)	$(2,566)
Other comprehensive income	210	-
ACCUMULATED OTHER COMPREHENSIVE LOSS - End of period	$(2,356)	$(2,566)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31,	NOTE	2010	2009

Net income (loss)		$460	$(1,099)
Items not affecting cash
Amortization of property and equipment		65	82
Amortization of deferred costs		-	2
Amortization of intangible assets		70	89
Future income taxes (recovery) expense		(342)	141
Unrealized foreign exchange loss		253	317
Employee stock option expense	4	145	157
Changes in non-cash balances related to operations	6	3,028	3,082
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		3,679	2,771
Additions to property and equipment		(45)	(122)
Additions to intangible assets		(517)	(10)
Changes in restricted cash, purchase of investments		(1,421)	-
CASH FLOWS USED IN INVESTING ACTIVITIES		(1,983)	(132)
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN
CURRENCY		(253)	(302)

INCREASE IN CASH AND CASH EQUIVALENTS		1,443	2,337

CASH AND CASH EQUIVALENTS - Beginning of period		26,414	22,854

CASH AND CASH EQUIVALENTS - End of period		$27,857	$25,191

See Accompanying Notes

Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

The unaudited interim consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using accounting policies consistent with those used in the preparation of the audited consolidated financial statements for the year ended December 31, 2009. These interim consolidated financial statements do not contain all the annual disclosures required by GAAP and, accordingly, should be read in conjunction with the Corporation’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2009, as outlined in the Corporation’s 2009 Annual Report. Note disclosures have been presented for material updates to the information previously reported in the annual audited consolidated financial statements. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes typically peak at this time. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points.

1.	EARNINGS (LOSS) PER SHARE

A reconciliation of the number of shares used in the earnings per share calculations is as follows:

For the three months ended March 31,	2010	2009

Weighted average number of common shares outstanding per basic earnings per share calculation	149,820,940	149,820,940

Effect of dilutive securities	92,138	-

Weighted average number of common shares outstanding per diluted earnings per share calculation	149,913,078	149,820,940

a) Basic earnings (loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period.

For the three months ended March 31,2009, the diluted loss per share is equal to the basic loss per share as the effect of conversions, options and warrants was anti-dilutive.

2.	SEGMENTED INFORMATION

a) Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2010 and 2009 whose operating results were regularly reviewed by the Corporation’s chief operating decision maker and for which complete and discrete financial information is available.

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

b) Enterprise-wide disclosures – Geographic information

For the three months ended March 31, 2010, $18,620 (2009 – $20,395), representing 79% (2009 – 96%) of the Corporation’s revenue, was generated in the United States, and $4,312 (2009 – $715) representing 18% (2009 – 3%) of the Corporation’s revenue was generated in Europe. The remaining revenues for both periods were generated in Canada and Asia.

As at March 31, 2010, and December 31, 2009, substantially all of the Corporation’s assets were in Canada.

3.	MAJOR CUSTOMERS

For the three month period ended March 31, 2010, there were three (2009 – two) customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented 82% (2009 – 83%) of the Corporation’s revenues.

4.	STOCK OPTIONS

The fair values of the options granted in the three months ended March 31, 2010 and 2009 were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

For the three months ended March 31,	2010	2009
Dividend yield	0%	0%
Risk free rate	2.8%	2.10%
Expected volatility	81.7%	66.3%
Expected life of options in years	3	3

The compensation cost that has been charged against income and included in employment costs is $145 for the three month period ended March 31, 2010 (2009 – $157).

During the three month period ended March 31, 2010, 2,229,502 (2009 – 1,480,951) options were issued and 340,833 (2009 – 46,680) options previously granted were forfeited or expired.

		Weighted average
	Number of options	exercise price (in CAD$)
Balance January 1, 2010	9,215,031	$1.11
Granted	2,229,502	0.47
Expired	(150,000)	0.80
Forfeited	(190,833)	1.11
Balance March 31, 2010	11,103,700	$0.98
Exercisable at March 31, 2010	5,314,850	$1.15
Options available to grant	83,982	n/a

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

5.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2009	$7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	8,298
Employee stock option expense	145
Contributed surplus – March 31, 2010	$8,443

6.	STATEMENT OF CASH FLOWS

a)	Changes in non-cash balances related to operations are as follows:

For the three months ended March 31,	2010	2009
Decrease in funds receivable from payment processor	$515	$341
(Increase) decrease in security deposits	(153)	79
Decrease in accounts receivable	426	123
(Increase) decrease in deferred costs	(11)	65
Increase in prepaid and sundry assets	(157)	(51)
Decrease in other assets	27	311
Decrease in accounts payable and accrued liabilities	(1,028)	(1,281)
Increase (decrease) in deferred revenue	280	(163)
Increase in payable to loyalty program partners	3,129	3,658
	$3,028	$3,082

b)	Interest and taxes

During the period ended March 31, 2010, interest revenue of $1 (2009 – $48) was received during the period and interest expense of nil (2009 – $3) was paid during the period.

c)	Cash and cash equivalents consist of:

	March 31,	December 31,	March 31,
	2010	2009	2009

Cash	$26,754	$23,914	$25,191
Cash equivalents	1,103	2,500	-
	$27,857	$26,414	$25,191

Cash equivalents represent short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. They represent term deposits with original maturity dates between 3 and 12 months.

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

7.	COMMITMENTS AND CONTINGENCIES

	Total	2010	2011	2012	2013	2014+
Operating leases(1)	$4,766	$688	$646	$625	$628	$2,179
Principal revenue(2)	109,065	8,424	31,416	34,251	16,673	18,301
	$113,831	$9,112	$32,062	$34,876	$17,301	$20,480

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

The Corporation becomes involved in various claims and litigation as a part of normal business operations. While management cannot predict the final outcome of the claims pending at March 31, 2010, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of such claims and litigation will not have a material and negative effect on the consolidated financial position or results of operations.

8.	FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of short-term financial assets and liabilities, including cash and cash equivalents, security deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

					Three months ended
					March 31, 2010 pre-
					tax change in fair
					value included in
			As at	As at
	Balance Sheet	Fair Value	March	December		Net
Classification	Category	Hierarchy	31, 2010	31, 2009	OCI	earnings
Held for Trading
Cash	Cash and cash equivalents	Level 1	$26,754	$23,914	$-	$-
Canadian dollar forward contracts	Prepaid and sundry assets	Level 2	$304	$-	$228	$18

Credit risk

The Corporation’s term deposits and short-term investments held as collateral subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short-term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The majority of the Corporation’s customers are loyalty program operators. The Corporation usually provides various Loyalty Currency Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

The aging of accounts receivable is as follows:

	March 31, 2010	December 31, 2009
Current	$1,288	$1,269
Past due 31-60 days	139	367
Past due 61-90 days	42	127
Past due over 90 days	29	152
Trade accounts receivable	$1,498	$1,915
Less: allowance for doubtful accounts	(17)	(8)
	$1,481	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

For the three months ended March 31,	2010	2009
Balance, beginning of period	$8	$63
Provision for doubtful accounts	9	8
Bad debts written off, net of recoveries, and other	-	(63)
Balance, end of period	$17	$8

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and deficit, and is net of any recoveries of amounts that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at March 31, 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year to 3	3 years to
	Amount		year	years	5 years
Accounts payable and accrued liabilities	$2,059	$2,059	$2,059	$-	$-
Payable to loyalty program partners	33,344	33,344	33,344	-	-
Operating leases	-	4,766	688	1,271	2,807
Principal revenue	-	109,065	8,424	65,667	34,974
	$35,452	$149,234	$44,515	$66,938	$37,781

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar and the Euro. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

On January 26, 2010, the Corporation entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar. As at March 31, 2010, forwards with a notional value of CAD$7.7 million, a carrying value of $304, and settlement dates extending to February 2011, have been designated as a cash flow hedge for hedge accounting treatment under CICA Handbook Section 3865, “Hedges” (“Section 3865”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated goods and services. As at March 31, 2010, all hedges were considered effective with no ineffectiveness recognized in income.

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Points International Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
March 31, 2010
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

The change in fair value of cash flow hedges are recognized in the statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same period as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in prepaid and sundry assets or accounts payable and accrued liabilities, whereas hedges that have a maturity of more than one year are included in other assets or other long-term liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non-US dollar balance sheet accounts, a strengthening U.S. dollar will lead to an FX loss while a weakening U.S. dollar will lead to an FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $5 (2009 – $326).

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of March 31, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9815	1.5072	1.3455	0.9398
Financial assets (in thousands)
Cash and cash equivalents	$27,857	164	1,209	2,148	35
Restricted cash	2,223	991	-	-	-
Funds receivable from payment processors	5,340	-	93	536	2
Security deposits	2,616	-	46	172	1
Accounts receivable	1,481	8	191	-	-
	$39,517	1,163	1,539	2,856	38
Financial liabilities (in thousands)
Accounts payable and accrued liabilities	$2,059	988	200	59	-
Payable to loyalty program partners	33,344	-	1,164	2,529	14
	$35,403	988	1,364	2,588	14

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